EXHIBIT 99.7

SIMPPLE LTD. Announces Pricing of US$8.4 Million Initial Public Offering

Singapore, September 12, 2023 – SIMPPLE LTD. (the “Company” or “SIMPPLE”), an advanced technology solution provider in the emerging property-technology (“PropTech”) space, today announced the pricing of its initial public offering (the “Offering”) of 1,602,000 ordinary shares at a public offering price of US$5.25 per ordinary share. The ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on September 13, 2023 under the ticker symbol “SPPL”.

The Company expects to receive aggregate gross proceeds of US$8.4 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 240,300 ordinary shares at the public offering price, less underwriting discounts. The Offering is expected to close on or about September 15, 2023, subject to the satisfaction of customary closing conditions.

Proceeds from the Offering will be used for research and development of products and technology as well as intellectual property strategy and implementation, scaling up sales and marketing into overseas markets and for opening selected satellite offices, potential acquisitions and strategic investments and working capital and general corporate purposes.

Maxim Group LLC is acting as the sole book running manager of the Offering. Loeb & Loeb LLP is acting as U.S. counsel to the Company, and Hunter Taubman Fischer & Li LLC is acting as U.S. counsel to Maxim Group LLC in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-271067) and was declared effective by the SEC on September 12, 2023. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering, when available, may be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, by email at syndicate@maximgrp.com, or by telephone at +1-212-895-3500. In addition, copies of the prospectus relating to the Offering may be obtained via the SEC's website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

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About SIMPPLE LTD.

Headquartered in Singapore, SIMPPLE LTD. is an advanced technology solution provider in the emerging PropTech space, focused on helping facilities owners and managers manage facilities autonomously. Founded in 2016, the Company has a strong foothold in the Singapore facilities management market, serving over 60 clients in both the public and private sectors and extending out of Singapore into Australia and the Middle East. The Company has developed its proprietary SIMPPLE Ecosystem, to create an automated workforce management tool for building maintenance, surveillance and cleaning comprised of a mix of software and hardware solutions such as robotics (both cleaning and security) and Internet-of-Things (“IoT”) devices.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company's proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

SIMPPLE LTD.

Investor Relations Department

Email: ir@simpple.ai

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com

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